Exhibit 99.1

Notice Regarding UBIC’s Absorption-Type Merger of UBIC Patent Partners, Inc

TOKYO, August 27, 2015 (GLOBE NEWSWIRE) — UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) (“UBIC” or “the Company”), a leading provider of international litigation support and big data analysis services, today announced that pursuant to its Board of Directors’ Meeting on August 27, 2015, a resolution was approved to merge UBIC Patent Partners, Inc. (“UPP”) into the Company as described hereunder. Since this merger is a simplified merger of a wholly-owned consolidated subsidiary, certain disclosure items and details have been omitted.

Particulars

1.                  Purpose of Merger

Since its establishment, UPP provided various consulting services to its own customers to support those customers in exploring their intellectual property. The Company is now similarly involved in efforts to develop its customers’ intellectual property strategy using AI. Since the Company recently decided to apply its own AI technology to new fields, including IP-related services like those provided by UPP, the Company decided to merge with UPP to take in UPP’s significant understanding and know-how in this new business. Therefore, to accelerate the extension of the Company’s eDiscovery business and technology into new fields, the Board approved an absorption-type merger between the Company and UPP with the Company as the surviving company.

2.                  Outline of the Merger

(1)             Schedule

Resolution of the Board of Directors	August 27, 2015
Signing of the merger agreement	August 27, 2015
Scheduled date of the merger (effective date)	October 1, 2015

*            Since this merger is a simplified merger (kan-i-gappei) for the Company under Article 796, Paragraph 2 of the Companies Act, and a short form merger (ryakushiki gappei) under Article 784, Paragraph 1 of the Companies Act for URC, a general meeting of shareholders for approval of the merger agreement will not be held at either company.

(2)             Method of the merger

An absorption-type merger, with the Company as the surviving company and UPP being dissolved.

(3)             Details of allotment related to the merger

Since UPP is a wholly-owned subsidiary of the Company at the time of the merger, there will be no issuance of new Company shares, capital increase or cash payment at the Company as a result of the merger.

(4)             Handling of share subscription rights and bonds with share subscription rights of the dissolving company

UPP has not issued share subscription rights or bonds with share subscription rights.

3.                  Outline of Companies Involved in the Merger (as of June 30, 2015)

		Surviving company	Dissolving company
(1)	Company name	UBIC, Inc.	UBIC Patent Partners, Inc.
(2)	Location of Head Office	2-12-23 Kounan, Minato-ku, Tokyo	2-12-23 Kounan, Minato-ku, Tokyo
(3)	Name of Representative	Masahiro Morimoto	Hajime Shirasaka
(4)	Line of business	E-discovery, legal/compliance professional services	Patent management and its concern

(5)	Capital	JPY 1,688,433,000	JPY 20,000,000
(6)	Established	August 8, 2003	June 15, 2012
(7)	Number of shares issued	35,491,360 shares	2,000 shares
(8)	Fiscal year end	March 31	March 31
(9)	Major shareholders and ownership ratio (as of March 31, 2015)

Masahiro Morimoto 19.49%
Focus Systems Co., Ltd. 8.40%
Naritomo Ikeue 7.69%
Japan Trustee Services Bank, Ltd. (Trust Account) 6.36%
Japan Master Trust Bank of Japan, Ltd. (Trust Account) 3.22%
Junichi Hayashi 1.69%
Japan Securities Finance Co., Ltd. 1.65%
Matsui Securities Co., Ltd. 1.33%
Tadahiro Kanbayashi 1.21%
kabu.com Securities Co., Ltd. 1.19%

UBIC, Inc. 100%
(10)	Financial position and business results for the most recent fiscal year (as of March 31, 2015)
1)	Net assets	JPY 5,032,824 thousand	JPY 11,479 thousand
2)	Total assets	JPY 7,377,724 thousand	JPY 30,531 thousand
3)	Net sales	JPY 3,718,931 thousand	JPY 61,356 thousand
4)	Operating income or loss	JPY 370,174 thousand	JPY (45thousand)
5)	Ordinary income or loss	JPY 434,869 thousand	JPY 9,204 thousand
6)	Net income or loss	JPY 316,933 thousand	JPY 8,373 thousand
7)	Net assets per share	JPY 135.86	JPY 15,265.40
8)	Net income or loss per share	JPY 9.07 yen	JPY 4,186.50

4.                  Status after the Merger

After the merger, there will be no change in the name, location of head office, name and title of representative, line of business, capital or fiscal year-end of the Company.

5.                  Future Outlook

Since this is an absorption-type merger with Company’s wholly-owned subsidiary, the impact of the merger on consolidated business results will be minor.

About UBIC

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its proprietary AI-based software program, “VIRTUAL DATA SCIENTIST” or VDS. Developed by UBIC based on knowledge acquired through its litigation support services, the VDS program incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying VDS to new fields such as healthcare and marketing.

UBIC was founded in 2003 as a provider of eDiscovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. UBIC provides eDiscovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT: Chief Executive Officer and Chairman of the Board

Masahiro Morimoto

Address any inquiries to

Chief Financial Officer and Chief Administrative Officer

Masami Yaguchi